BOARD OF DIRECTORS – APPROVAL OF AMENDMENTS TO BY-LAWS

March 10, 2011

At a special meeting of the Company's Board of Directors held on Wednesday, March 9, 2011 at the Company's principal headquarters in Springdale, Arkansas. The purpose of the meeting was to discuss, review and amend (as noted hereunder) the By-Laws of the corporation. Reference is made to the Corporate By-Laws of Mindset Interactive Corp., the predecessor name of the Company now currently operating as Target Development Group, Inc., d/b/a "Hannover House." As noted below, the By-Laws shall be amended as follows:

<u>ARTICLE 1 – New Subsection - Preferred Shares</u> – The Board acknowledges that the By-Laws were effectively modified at such point in time *(prior to the merger with Truman Press, Inc.),* that the Board of Directors authorized the creation and issuance of a Series "A" Preferred stock. As per the documentation provided to managers of Truman Press, Inc., d/b/a "Hannover House" at the time of the merger with and into Company (Dec. 9, 2009), the documentation provided to described and define the Series "A" Preferred Shares describes the shares as follows:

a) ***AUTHORIZED ISSUANCE*** – The Company is authorized to issue up to ten-million (10,000,000) Series "A" Preferred Shares.
b) ***VOTING POWER*** – Each share of stock of the Series "A" Preferred Shares shall carry the voting weight of one-thousand (1,000) shares of Common Stock.
c) ***INCREASE IN COMMON STOCK A/S*** - Regarding the issue of a general shareholder's vote to increase the total quantity of Authorized Shares of Common Stock, in the event that managers or shareholders shall put forth such a motion for amendment, Company shall seek a majority consensus of owners of the Common Stock. Within thirty (30) days after such a motion has been put forward to shareholders in a public forum, Company shall record the responses received from shareholders and weight these based on shareholdings of each shareholder. If, after thirty (30) days, responsive votes are received by shareholders representing less than thirty percent (30%) of the Common Stock in issue, then the holders of the Series "A" Preferred Shares will be allowed to vote on the matter. If shareholders vote to increase the total Authorized Shares of Common Stock, then Company shall amend the corporate filings accordingly, and notify the Wyoming Secretary of State and the Company's Transfer Agent.
d) ***HOLDERS OF SERIES "A" SHARES*** – Principal Managers of the Company, specifically Eric F. Parkinson and D. Frederick Shefte, shall be the initial holders of Series "A" Preferred Shares. The initial issuance of shares shall be divided with Parkinson receiving six-hundred-thousand (600,000) shares and Shefte receiving four-hundred-thousand (400,000) shares; after four (4) years of continuous operation of the Company, following the merger of TDGI and Truman Press, Inc., d/b/a "Hannover House," Parkinson shall be entitled to received one-million-two-hundred thousand (1,200,000) additional Series "A" Preferred Shares, and Shefte shall be entitled to receive eight-hundred thousand (800,000) additional Series "A" Preferred Shares.

e) ***CONVERSION RIGHT*** – Parkinson and Shefte may convert their Series "A" Preferred Shares after the following achievement thresholds have been met:
   i) The Company formed by the combined entities of TDGI and Truman Press, Inc., d/b/a "Hannover House" shall have operated continuously for five years;

ii) The Managers shall have completed the mandatory filings and audit requirements to enable the Company to be registered with the Securities and Exchange Commission and become a fully reporting entity;

iii) Either Parkinson or Shefte shall depart from employment with the Company for any reason (except as may be prohibited by law);

iv) Following the satisfaction of all three above items, and subject to any regulatory restrictions or approvals, the Series "A" Preferred Shares may be converted into Common Stock Shares at a conversion rate of thirty (30) Common Stock Shares for each share of Series "A" Preferred Stock Shares.

ARTICLE I – New Subsection – Change of Corporation Name. At the soonest practical moment, Company shall see to authorization and approval from FINRA to formally change the name of the Company to "Hannover House, Inc." and the ticker symbol for the Company's shares to "HHSE" or another symbol as may be recommended by a majority of shareholders responding to ticker symbol suggestions.

ARTICLE I - Section 8. Voting – At all places in the By-Laws, including Section 8 (Voting), on a going forward basis, these references may be amended as needed to reflect that the Company has re-registered its domicile in the State of Wyoming. References to Nevada governing law, Nevada addresses, notices and locations in the State of Nevada shall be amended to apply to both the applicable State of Domicile of the Corporation as well as the applicable State of operations and offices for the Corporation.

ARTICLE III – Section 7. President – The position of President may be performed by a different person than the Chief Executive Officer.

ARTICLE III – Section 8. Secretary – The position of Secretary may not be held by the same individual serving in the capacity of President.

ARTICLE IV – Section 1 – Certificates – At the soonest practicable time, the Company shall seek to obtain approval for the sale and transfer of shares via electronic means (DTC).

THE BY-LAWS OF THE CORPORATION HAVE BEEN AMENDED AS SET FORTH HEREINABOVE AS OF THE NINTH DAY OF MARCH, 2011 BY THE UNDERSIGNED BOARD OF DIRECTORS:

By: [signature]
Eric F. Parkinson, C.E.O.

MARCH 10, 2011

By: [signature]
D. Frederick Shefte, President

MARCH 10, 2011